King & Wood LLP	975 Page Mill Road, Palo Alto, CA 94304
Tel. (650) 320-4563 Fax: (650) 494-1387

February 1, 2006

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:         TS Electronics, Inc.
               File No.: 333-129161
               Registration Statement on Form SB-2
               Filed December 23, 2005

Dear Mr. Riedler:

        On behalf of TS Electronics, Inc., a Delaware corporation (the "Company"), we have been authorized by the Company to request acceleration of the effective date of its Form SB-2/A filed on December 23, 2005, and hereby request that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, EDST, on Thursday, February 2, 2006, or as soon as practicable thereafter. We acknowledge the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have further requirements or questions, please do not hesitate to contact the undersigned at (650) 320-4599 or by facsimile at (650) 494-1387.

Very truly yours,

KING AND WOOD, LLP

By: /s/ Charles Law
Charles Law

cc: Zhilin Li